SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                          Rule 13d-2(a)

                        (Amendment No. 2)

                      THE PRESLEY COMPANIES
                        (Name of Issuer)

         Series A Common Stock $0.01 Par Value Per Share
                 (Title of Class of Securities)

                           741030-10-0
                         (CUSIP Number)

                      General William Lyon
                  c/o William Lyon Homes, Inc.
                         4490 Von Karman
                Newport Beach, California  92660
                                (949) 833-3600
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         with a copy to:
                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
              610 Newport Center Drive, Suite 1700
              Newport Beach, California  92660-6429
                                (949) 823-7902

                              November 13, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box:  [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 741030-10-0                                Schedule 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      General William Lyon
---------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                         (a)

                                         (b)
--------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------
4     SOURCE OF FUNDS*
      PF
---------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                     [ ]
---------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
---------------------------------------------------------------
                       :  7    SOLE VOTING POWER
     Number of         :
     Shares            :       7,939,589
     Beneficially      :
     Owned by          :
     Each Reporting    :
     Person With       :
--------------------------------------------------------------
                       : 8    SHARED VOTING POWER
                              0
--------------------------------------------------------------
                       : 9    SOLE DISPOSITIVE POWER
                              7,939,589
-------------------------------------------------------------
                       : 10   SHARED DISPOSITIVE POWER
                             0
-------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             7,939,589
-------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
-------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            15.2%
-------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.        Purpose of Transaction

          Item 4 of this Statement on Schedule 13D, filed by General William Lyon (the "Reporting Person") with respect to the Series A Common Stock, $0.01 par value, of The Presley Companies, a Delaware corporation (the "Company"), is hereby amended and supplemented as follows:

          On November 13, 1998, the Reporting Person, through his wholly-owned corporation, William Lyon Homes, Inc. ("WL Homes"), submitted a revised non-binding proposal (the "Revised Proposal") to a special committee (the "Special Committee") of the board of directors of the Company containing the following terms. A wholly-owned subsidiary of the Company would purchase all or substantially all of the assets of WL Homes for a cash purchase price of two times (2x) book value and the assumption of all or substantially all of the liabilities of WL Homes, subject to the completion of the Offer (as defined in the next sentence). WL Homes would make a tender offer (the "Offer") to purchase between 40% and 49% of the outstanding Common Stock of the Company for a purchase price of $0.62 per share. In the event that more than 49% of the outstanding Common Stock of the Company is tendered, WL Homes would purchase a pro rata share from each tendering stockholder. The Offer is conditioned on the consent of the material creditors of the Company and WL Homes and the approval and consent of other third parties. Consummation of the transaction is conditioned upon regulatory approval and the satisfaction of other customary conditions. A copy of the text of the Revised Proposal is attached hereto as Exhibit 1 and incorporated herein by reference.

          Except as described in this Item 4, as amended, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.        Material To Be Filed as Exhibits

Exhibit 1 Text of proposal described in Item 4 of this Schedule
          13D.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                    /s/ William Lyon
                                  ----------------------
                                        William Lyon

Dated:         November 16, 1998